FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of October 2009
ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)
3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Registrant’s Press Releases dated October 22, 2009 and October 26, 2009.

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)
By:	/s/ Rinat Remler
Rinat Remler
VP & CFO

Dated: October 26, 2009

—FOR IMMEDIATE RELEASE—
ELRON ANNOUNCES UPDATE IN CONNECTION WITH THE SALE OF ITS
HOLDING IN NETVISION
Tel Aviv, Israel — October 22, 2009— Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that, further to its previous announcement on August 19, 2009 in relation to the sale of its holding in NetVision Ltd. (“NetVision”) to Discount Investment Corporation Ltd. (“DIC”) and Clal Industries and Investments Ltd. (“CII”) and further to other previous announcements in relation to the aforementioned sale, NetVision informed Elron that the consents to the sale, required under NetVision’s and its subsidiaries’ licenses (including from the Israeli Ministry of Communications), have been obtained and thus, one of the conditions to closing the aforementioned sale has been fulfilled. The completion of the sale is subject to obtaining the respective shareholder approvals of Elron, DIC and CII, as set forth in the sale agreement attached as Exhibit A to Elron’s proxy statement filed on August 26, 2009. General Meetings of shareholders are scheduled to take place on October 29, 2009 at which the shareholders of each of Elron, DIC and CII shareholders will be asked to approve the sale.
There is no assurance of the completion of the sale.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a high-technology holding company traded in the Nasdaq and in the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. Included in our group companies are well established companies which are leaders in their fields, such as Given Imaging and 013 NetVision, together with innovative start-up s who possess growth potential in Israel and the rest of the world. For further information, please visit www.elron.com.
www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com

-FOR IMMEDIATE RELEASE-
ELRON ANNOUNCES RECEIPT OF NON-BINDING INDICATION OF INTEREST TO ACQUIRE MEDINGO
Tel Aviv, Israel — October 26, 2009- Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that a non-binding indication of interest (the “Indication”) of a third party regarding a potential acquisition of Medingo Ltd. (“Medingo”), an Elron subsidiary, has been received.
The Indication relates to an acquisition of Medingo’s entire share capital for a cash consideration ranging from $150 million to $170 million and a contingent additional cash consideration conditional upon one or more milestone(s) to be mutually agreed, which may bring total consideration up to between $185 million and $213 million. The transaction would be subject mainly to (i) the parties entering into a mutually agreed definitive agreement; (ii) satisfactory completion of a full due diligence by the third party; and (iii) the parties obtaining applicable corporate and regulatory approvals.
In the event of consummation of such transaction, Elron would be expected to record a net gain initially estimated at this stage to be between approximately $54 million and approximately $80 million. This gain includes Elron’s share in the net gain expected to be recorded by RDC Rafael Development Corporation Ltd. (“RDC”), through which Elron owns part of its holding in Medingo.
There is no assurance of the occurrence, timing or terms of any such transaction.
Medingo is 92% held by Elron (including 83% held by RDC, Elron’s 50.1% subsidiary). Medingo is engaged in the development and commercialization of a miniature insulin dispensing patch pump for the needs of insulin-dependent diabetic patients. For more information concerning Medingo, see Item 4 of our annual report on Form 20-F for 2008 which is available on the SEC’s website at www.sec.gov.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a high-technology holding company traded in the Nasdaq and in the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. Included in our group companies are well established companies which are leaders in their fields, such as Given Imaging and 013 NetVision, together with innovative start-up s who possess growth potential in Israel and the rest of the world. For further information, please visit www.elron.com.
www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com